Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is an intracompany memorandum that was distributed to certain employees of Georgia Gulf Corporation on the evening of September 19, 2012.

intracompany memo

to	Distribution	location	Various

from	Paul D. Carrico	location	Atlanta

subject	Vice President — Supply Chain	date	September 19, 2012

I am pleased to announce that, upon completion of the merger of Georgia Gulf and PPG’s chlor-alkali and derivatives business, Sharon G. Piciacchio will be appointed as Vice President — Supply Chain of the combined company. In this role, Sharon will report to me and lead the development of a supply chain strategy that supports and meets the new company’s strategic goals and performance objectives, as well as customer expectations.

Sharon also will have responsibility for demand and operations planning, customer service, transportation and logistics, and coordinating all supply chain activities across the enterprise: chemicals, building products and corporate. She will maintain offices in Pittsburgh and Atlanta.

Sharon joined PPG in 1981 and has held a number of increasingly responsible roles in supply chain and business management. She currently is Vice President of Chlor-Alkali Marketing, Services, and Cal Hypo and Global Supply Chain at PPG. Sharon holds a degree in logistics from Pennsylvania State University and is a recent recipient of the school’s Award for Excellence in Supply Chain.

I am delighted that she has agreed to serve in this role. Please join me in congratulating Sharon.